November 21, 2024

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

       Re: RocketFuel Blockchain, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2023
           Form 10-K for Fiscal Year Ended March 31, 2022
           File No. 033-17773-NY
Dear Bennett Yankowitz:

         We issued comments to you on the above captioned filings on October 9, 2024, noting that you are delinquent in filing your Forms 10-Q for the quarterly periods ended September
30, 2023, December 31, 2023 and June 30, 2024 as well as your Form 10-K for the fiscal year ended March 31, 2024, and asking you to file the required periodic reports. As of the date of this letter, you have not filed those delinquent reports. We expect you to provide a complete, substantive response to these comments by December 6, 2024.

         If you do not file the required periodic reports, we will, consistent with our obligations under the federal securities laws, decide how we will complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets